GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP TO RELEASE 2016 FIRST QUARTER ON APRIL 27TH; CONFERENCE CALL AND WEBCAST ON APRIL 28TH

Vancouver, British Columbia, March 23, 2016 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release 2016 first quarter results after the market close on Wednesday, April 27, 2016.

First Quarter 2016 Conference Call and Webcast details below:

Date: Thursday, April 28, 2016

Time: 10:00 a.m. (PDT)

Dial-in: 800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)

Replay: 800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)

Replay end date: May 29, 2016

Replay Passcode: Conference ID#: 5644646

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

For further information, please contact:

Lynette Gould
Director, Investor Relations
(604) 695-1446
E-mail: info@goldcorp.com
www.goldcorp.com